Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2014 Equity Incentive Plan, 2014 Employee Stock Purchase Plan and the Amended and Restated 2010 Equity Incentive Plan of Otonomy, Inc. of our report dated June 5, 2014, except for the retrospective adoption of amendments to the accounting standards relating to the financial reporting distinction between development stage entities and other reporting entities as described in Note 1, as to which the date is July 28, 2014, and except for the reverse stock split described in paragraph 10 of Note 11, as to which the date is July 31, 2014, with respect to the financial statements of Otonomy, Inc., included in its Registration Statement (Form S-1 No. 333-197365), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

August 12, 2014